SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                        POMEROY COMPUTER RESOURCES, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                  731822 10 2
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                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

       David  B.  Pomeroy,  II

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2)     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

       (a)   ___
       (b)   ___

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3)     SEC  Use  Only  _____________________________

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4)     Citizenship  or  Place  of  Organization

       United  States  of  America

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Number  of  Shares         (5) Sole Voting Power                2,410,297  *
Beneficially  Owned        (6) Shared  Voting  Power               22,636  **
by  Each Reporting         (7) Sole Dispositive Power           2,410,297  *
Person  With               (8) Shared Dispositive Power            22,636  **

* Includes 362,500 Shares issuable upon exercise of currently exercisable stock options. Excludes 50,000 shares issuable upon exercise of currently exercisable stock options granted subsequent to the end of the 2001 calendar year.
** Represents 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership.

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9)     Aggregate  Amount Beneficially Owned by Each Reporting Person   2,432,933
                                                                       ---------
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10)    Check  if  the  Aggregate Amount in Row (9) Excludes Certain Shares (See
       Instructions)

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11)     Percent  of  Class  Represented  by  Amount  in  Row  (9)    18.54%
                                                                  -------------
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12)     Type  of  Reporting  Person  (See  Instructions)       IN
                                                          ------------------
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
ITEM  1(a).     NAME  OF  ISSUER.

                Pomeroy  Computer  Resources,  Inc.

ITEM  1(b).     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICERS.

                1020  Petersburg  Road
                Hebron,  Kentucky  41048

ITEM  2(a).     NAME  OF  PERSON  FILING.

                David  B.  Pomeroy,  II

ITEM  2(b).     ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE OR, IF NONE, RESIDENCE.

                1020  Petersburg  Road
                Hebron,  Kentucky  41048

ITEM  2(c).     CITIZENSHIP.

                United  States  of  America

ITEM  2(d).     TITLE  OF  CLASS  OF  SECURITIES.

                Common Stock, $.01 par value

ITEM  2(e).     CUSIP NUMBER.

                731822 10 2

ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)    __   Broker  or  Dealer  registered  under  Section 15 of the Act
     (b)    __   Bank  as  defined  in  Section  3(a)(6)  of  the  Act
     (c)    __   Insurance  Company  as  defined  in Section 3(a)(19) of the Act
     (d)    __   Investment Company registered under section 8 of the Investment
                 Company  Act
     (e)    __   Investment  Adviser  registered  under  section  203  of  the
                 Investment  Advisers  Act  of  1940
     (f)    __   Employee  Benefit  Plan,  Pension  Fund which is subject to the provision  of  the  Employee Retirement Income Security Act of
                 1974 or Endowment Fund;  see  Sec.240.13d-1(b)(1)(ii)(F)
     (g)    __   Parent  Holding  Company,  in  accordance  with
                 Sec.240.13d-1(b)(ii)(G)  (Note:  See  Item  7)
     (h)    __   Group,  in  accordance  with  Sec.240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount  Beneficially  Owned:

          2,432,933, including (i) 362,500 Shares issuable upon exercise of currently exercisable stock options; and (ii) 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership.

     (b)  Percent  of  Class:  18.54%

     (c)  Number  of  Shares  as  to  which  such  person  has:

         (i)   sole  power to  vote  or  to  direct  the  vote       2,410,297*
         (ii)  shared power to  vote  or  to  direct  the  vote         22,636**
         (iii) sole power to dispose or to direct the disposition of 2,410,297*
         (iv)  shared power to dispose or to direct the disposition of  22,636**

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

* Includes 362,500 Shares issuable upon exercise of currently exercisable stock options. Excludes 50,000 shares issuable upon exercise of currently exercisable stock options granted subsequent to the end of the 2001 calendar year.

** Represents 22,636 Shares owned by Mr. Pomeroy's spouse as to which he disclaims beneficial ownership.

ITEM 5.   OWNERSHIP  OF  FIVE  PERCENT  OF  LESS  OF  A  CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.

     Instruction:  Dissolution  of  a  group  requires  a response to this item.

          Not  Applicable

ITEM 6.   OWNERSHIP  OF  MORE  THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

           Not  Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not  Applicable

ITEM 8.   IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS OF THE GROUP.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          Not  Applicable

ITEM 9.   NOTICE  OF  DISSOLUTION  OF  GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not  Applicable

ITEM 10.  CERTIFICATION.

     The following certification shall be included in the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date  February 12, 2002                 By:  /s/  David B. Pomeroy, II
      -----------------                    ------------------------------
                                           David B. Pomeroy, II



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


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